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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K

                             ----------------------


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                         COMMISSION FILE NUMBER 1-13522

                             ----------------------


                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

                             ----------------------

                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]          Form 40-F  [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [ ]        No  [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.


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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that this Report on Form 6-K contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the Company's financial performance and prospects and the implementation of the reorganization agreement described below, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the risks and factors that could cause actual results to differ materially are: the Company's ability to control Guangxi Yuchai Machinery Company Limited ("Yuchai"); the Company's ability to consolidate Yuchai's financial results; changes in the capital markets and interest rates; political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit; the effects of competition in the diesel engine market; the effects of inflation; the ability of Yuchai to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future; the Company's ability to successfully implement the agreement it reached with Yuchai in July 2003 and the reorganization agreement of April 2005; the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and the effects of China becoming a member of the World Trade Organization. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC under the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OTHER EVENTS

1.       Second Quarter ended June 30, 2005 Earnings Release

         On August 10, 2005 in Singapore, the Company issued a news release announcing its interim results for the three months and six months ended June 30, 2005. A copy of the news release dated August 10, 2005 is attached hereto as
Exhibit 1.1 and is incorporated herein by reference.


2.       2005 Annual General Meeting

         On July 22, 2005, the Company held its 2005 annual general meeting of shareholders in Hong Kong. All the resolutions were approved including each of the directors eligible for re-election at such annual general meeting were re-appointed with a term expiring upon the Company's next annual general meeting of shareholders. In addition, resolutions with respect to the Company's 2004 audited financial statements and KPMG's re-appointment as the Company's independent auditors for 2005 were also passed by the Company's shareholders.

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         The Company's directors and executive officers as of July 22, 2005 are set forth below:

         NAME                               POSITION
         ----                               --------
         Teo Tong Kooi                      President and Director
         Gao Jia Lin                        Vice President and Director
         Kwek Leng Peck                     Director
         Gan Khai Choon                     Director
         Raymond Chi-Keung Ho               Director
         Wong Hong Ren                      Director
         Tan Aik-Leang                      Director
         Neo Poh Kiat                       Director
         Philip Ting Sii Tien               Chief Financial Officer and Director
         Sheila Murugasu                    General Counsel
         Ira Stuart Outerbridge III         Secretary

         In addition, the members of the committees of the board of directors of the Company as of July 22, 2005 are set forth below:

         AUDIT COMMITTEE
         ---------------
         Tan Aik-Leang (Chairman)
         Raymond Chi-Keung Ho
         Neo Poh Kiat

         COMPENSATION COMMITTEE
         ----------------------
         Kwek Leng Peck
         Wong Hong Ren

         SPECIAL COMMITTEE
         -----------------
         Wong Hong Ren (Chairman)
         Raymond Chi-Keung Ho
         Tan Aik-Leang


3.       Thakral Corporation Limited ("TCL")

         On August 5, 2005, the Company entered into a sale and purchase agreement (the "Agreement") with ABSA Bank Limited ("ABSA") to acquire ABSA's interest in 17,795,664 ordinary shares of S$0.05 each in the capital of TCL (the "Sale Shares"), for a total purchase price of approximately S$1.4 million (approximately US$0.86 million) or S$0.0805 per Sale Share. Completion of this acquisition is expected to occur in early September, subject to the terms of the Agreement.

         Of the 17,795,664 Sale Shares, 7,834,395 of such Sale Shares are at the date hereof subject to a call option (the "Call Option") which is exercisable by certain members of the Thakral family (the "Thakral Family Members"). The Call Option was granted to the Thakral Family Members by the participating creditors in connection with a scheme of arrangement dated October 24, 2001 in relation to TCL sanctioned by the High Court of Singapore on November 2, 2001 (the "Scheme"). The Call Option may be exercised at any time up to March 26, 2006. The option price payable per TCL share under the Call Option is S$0.25 plus an interest of SIBOR (as defined in the Scheme) plus 0.5% per

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annum from March 27, 2002 (the effective date of the Scheme) until the date of completion of the sale and purchase of the shares pursuant to an exercise of the Call Option.

With this acquisition, the Company expects to increase its shareholding in TCL from its current level of 14.98% to 15.99%.


EXHIBIT

1.1      News Release of the Company dated August 10, 2005.



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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: August 10, 2005

                                        CHINA YUCHAI INTERNATIONAL LIMITED


                                        By:       /s/  Philip Ting Sii Tien
                                            ------------------------------------
                                              Name:  Philip Ting Sii Tien
                                              Title: Chief Financial Officer
                                                     and Director


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                                  EXHIBIT INDEX


1.1      News Release of the Company dated August 10, 2005.